SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

15 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

MER Telemanagement Solutions Ltd.

Ra’anana, Israel / Powder Springs, Georgia, USA - July 02, 2020 - Mer Telemanagement Solutions Ltd. ( (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, announced today that on June 23, 2020, the Company’s institutional investor exercised its greenshoe option in part and purchased 622,807 convertible preferred shares in consideration of $710,000.

In addition, the Company’s institutional investor converted 600,000 and 200,0000 preferred shares into ordinary shares at a 1:1 ratio on June 22, 2020 and June14, 2020, respectively. The greenshoe option has been exercised in full.

As previously disclosed, on October 31, 2018, the Company completed a $1.5 million sale of a newly created class of convertible preferred shares to an institutional investor pursuant to a stock purchase agreement. The agreement included a greenshoe option for the future investment by the institutional investor of up to $1.5 million in the Company’s preferred shares at a price per preferred share of $1.14. During 2019, the institutional investor purchased 692,983 convertible preferred shares pursuant to the greenshoe option for the aggregate consideration of $790,000

As previously disclosed, the Company's Board of Directors had approved the extension of the greenshoe option  until July 31, 2020.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By: /s/ Ofira Bar
Ofira Bar
Chief Financial Officer

Date:  July 02, 2020